TRI-CONTINENTAL CORPORATION

225 Franklin Street

Boston, MA 02110

April 14, 2020

VIA EDGAR

Mr. John

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tri-Continental Corporation (the "Corporation")
File Nos. 333-236947/811-00266
Registration Statement on Form N-2
Dear Mr.	:

This letter responds to comments received from the staff of the Securities and Exchange Commission on April 2, 2020 for the above-referenced Registration Statement on Form N-2 (the "Filing") filed by and on behalf of the Corporation. The comments and responses are outlined below.

Disclosure Comments

Comment 1: Please consider whether risk disclosure regarding the current COVID-19 pandemic should be added to the Filing.

Response: We have revised Foreign Securities Risk, Issuer Risk and Market Risk, which are included in the Corporation's prospectus and Statement of Additional Information (SAI), to contemplate disease/virus epidemics/outbreaks. We believe that these edits coupled with the COVID-19-specific enhancements to Terrorism, War, Natural Disaster and Epidemic Risk disclosure included in the Corporation's SAI sufficiently cover the risks associated with the current COVID-19 pandemic.

Comment 2: Please consider whether risk disclosure should be arranged in order of importance rather than alphabetically.

Response: We have identified, at the very beginning of the Corporation's Principal Risks discussion, what the Corporation views as its main principal risks, which is consistent with the Risk Guidance and consistent with remarks made (in-person) by Mr. Brent Fields at the ICI's SEC Rules Committee Meeting on June 26, 2019.

If you have any questions, please contact either me at (312) 634-9280 or Kayla Sylvia at (617) 385-9539.

Sincerely,

/s/ Megan E. Garcy

Megan E. Garcy

Assistant Secretary Tri-Continental Corporation